FORM 4

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

        Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*

	(Last)	Paulson Capital Corp.

(First)

(Middle)

	(Street)	811 SW Naito Parkway, Suite 200

	(City)	Portland

	(State)	OR

	(Zip)	97204

2.	Issuer Name and Ticker or Trading Symbol

	(Issuer Name)	microHelix, Inc.

	(Ticker or Trading Symbol)	MHLX

3.	I.R.S. or Social Security Number of Reporting Person (Voluntary)

	(I.D. Number)	N/A

4.	Statement for Month/Year

	(Month)	3

	(Year)	2002

5.	If Amendment, Date of Original (Month/Year)

(Month)

(Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
X

(Director)

(Officer, Include title)

	X	(10% Owner)

(Other, specify)

7.	Individual or Joint/Group Filing (Check Applicable Line)
X

Form filed by One Reporting Person

	X	Form filed by More than One Reporting Person (1)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	Common Stock		3/1/2002		P			25,000	A	$2.62		382,000		I		(2)

	Common Stock		3/6/2002		P			5,000	A	$2.22		382,000		I		(2)

	Common Stock		3/6/2002		P			10,000	A	$2.30		382,000		I		(2)

	Common Stock		3/6/2002		P			15,000	A	$2.42		382,000		I		(2)

	Common Stock		3/7/2002		P			5,000	A	$2.12		382,000		I		(2)

	Common Stock		3/7/2002		P			5,000	A	$2.17		382,000		I		(2)

	Common Stock		3/19/2002		P			10,000	A	$2.09		382,000		I		(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Class A Warrant (right to buy)			$6.60		3/1/2002		P			50,000			12/16/2001	11/16/2003

Class A Warrant (right to buy)			$6.60		3/19/2002		P			25,000			12/16/2001	11/16/2003

Class B Warrant (right to buy)			$7.20		3/1/2002		P			25,000			12/16/2001	11/16/2006

Class B Warrant (right to buy)			$7.20		3/19/2002		P			25,000			12/16/2001	11/16/2006

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	50,000		$0.47		340,000 (3)		I		(2)

	Common Stock	25,000		$0.31		340,000 (3)		I		(2)

	Common Stock	25,000		$0.59		250,000 (3)		I		(2)

	Common Stock	25,000		$0.45		250,000 (3)		I		(2)

Explanation of Responses:

(1)
In addition to Paulson Capital Corp. ("PLCC"), the following are reporting parties: Chester L. F. Paulson, Jacqueline M. Paulson, Paulson Family LLC ("LLC") and Paulson Investment Company, Inc. ("PIC"). The address for each of the reporting parties is the same as that provided for PLCC.

(2)
Mr. and Mrs. Paulson are controlling managers of LLC, which is a controlling shareholder of PLCC, which is the parent company of PIC. The securities are held in the name of PIC. Mr. and Mrs. Paulson and LLC expressly disclaim any beneficial ownership of securities held in the name of PIC.

(3)
In addition to the 340,000 Class A Warrants and 250,000 Class B Warrants held by PIC, Mr. Paulson individually owns 13,365, and PIC owns 127,462, warrants ("Unit Warrants") to purchase one share of common stock, one Class A Warrant and one Class B Warrant. Each Unit Warrant is exercisable on 11/16/2002 for $7.20 and expires on 11/16/2006.

	/s/ Chester L.F. Paulson, Individually	April 30, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
/s/ Jacqueline M. Paulson, Individually
/s/ Paulson Family LLC By: Chester L.F. Paulson, Manager
/s/ Paulson Capital Corp. By: Chester L.F. Paulson, Chairman of the Board
/s/ Paulson Investment Company By: Chester L.F. Paulson, Chairman of the Board

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and general Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form4.htm